# Portrait Coffee LLC

## Balance Sheet

### As of December 31, 2023

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| South State Bank - Checking x9319 | 338.68 |
| Wells Fargo - Checking x7196 | 21,743.84 |
| Wells Fargo - Savings x0131 | 35,592.13 |
| ZZ To Be Reconciled | 0.00 |
| **Total Bank Accounts** | **$57,674.65** |
| Accounts Receivable | |
| Accounts Receivable (A/R) | 11,813.31 |
| **Total Accounts Receivable** | **$11,813.31** |
| Other Current Assets | |
| Due from Portrait Cafe | 137,666.45 |
| Inventory | 0.00 |
| Bags & Labels | 7,334.71 |
| Green Bean Coffee | 27,343.73 |
| Merchandise | 979.00 |
| Roasted Coffee | 9,438.15 |
| **Total Inventory** | **45,095.59** |
| Prepaid Expenses | 0.00 |
| Shopify Carried Balances | 2,567.43 |
| Shopify Installment Clearing | 0.00 |
| Shopify Manual Clearing | 0.00 |
| Shopify Stripe Clearing | 5,475.60 |
| Shopify Suspense Clearing - Pending Payments | 1,569.00 |
| Undeposited Funds | 0.00 |
| **Total Other Current Assets** | **$192,374.07** |
| **Total Current Assets** | **$261,862.03** |
| Fixed Assets | |
| Equipment | 26,815.56 |
| Furniture and Fixtures | 8,200.00 |
| Roasting Equipment | 96,619.94 |
| zAccumulated Depreciation | -74,667.15 |
| **Total Fixed Assets** | **$56,968.35** |
| Other Assets | |
| Prepaid Interest | 3,288.77 |
| **Total Other Assets** | **$3,288.77** |
| **TOTAL ASSETS** | **$322,119.15** |

# Portrait Coffee LLC

## Balance Sheet

As of December 31, 2023

|  | TOTAL |
|---|---|
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable (A/P) | 7,075.01 |
| **Total Accounts Payable** | **$7,075.01** |
| Credit Cards | |
| Khalid Visa | 1,185.48 |
| PayPal x0857 | 3,360.33 |
| South State x2526 | 38,029.06 |
| The Plum Card® (1002) - 6 | 21,718.51 |
| Wells Fargo x5186 | 14,652.07 |
| Wells Fargo x8313 | 3,317.77 |
| **Total Credit Cards** | **$82,263.22** |
| Other Current Liabilities | |
| Accrued Payroll | 0.00 |
| Celtic Bank Loan | 85,108.68 |
| Georgia Department of Revenue Payable | 3,569.04 |
| John Onwuchekwa Loan | 0.00 |
| Out Of Scope Agency Payable | 0.00 |
| Pipe Technologies Capital Loan | 3,350.40 |
| Shopify Capital Loan | 32,567.49 |
| Shopify Gift Card Liability | 6,359.84 |
| **Total Other Current Liabilities** | **$130,955.45** |
| **Total Current Liabilities** | **$220,293.68** |
| Long-Term Liabilities | |
| Roaster Equipment Lease #1 (KLC) | 0.00 |
| Roaster Equipment Lease #2 (SSB) | 44,436.17 |
| Sealer Loan (LCF) | 9,758.50 |
| **Total Long-Term Liabilities** | **$54,194.67** |
| **Total Liabilities** | **$274,488.35** |
| Equity | |
| Aaron Fender, Capital | -25,561.78 |
| Chimdindu J Onwuchewa, Capital | -11,560.74 |
| Marcus Hollinger, Capital | 1,361.41 |
| Opening Balance Equity | 0.00 |
| SAFE Note - WeFunder | 266,987.00 |
| zRetained Earnings | 0.00 |
| Net Income | -183,595.09 |
| **Total Equity** | **$47,630.80** |
| **TOTAL LIABILITIES AND EQUITY** | **$322,119.15** |